

February 3, 2023

Jake Noch
Chief Executive Officer
Music Licensing Inc.
3811 Airport Pulling Road North, Suite 203
Naples, FL 34105

> **Re: Music Licensing Inc.**
> **Amendment No. 11 to Offering Statement on Form 1-A**
> **Filed January 31, 2023**
> **File No. 024-12048**

Dear Jake Noch:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

Amendment No. 11 to Offering Statement on Form 1-A Filed January 31, 2023

History of the Share Exchange Transaction, page 17

1. We note your amended disclosure in response to comment 2 and we reissue it in part. Please clarify that execution of the Share Exchange Agreement presents a conflict of interest. In each instance where you make statements about Mr. Noch's inability to make changes to the Share Exchange Agreement, please also disclose that the Share Exchange Agreement was agreed upon by Jake Noch, the controlling shareholder of both parties to the transaction. Additionally, we note your statement that "[t]he terms of the Share Exchange Agreement were fixed and unable to be changed since the terms of the Share Exchange Agreement were embedded in the terms of the Stock Purchase Agreement." We note the following term from Section 4(o) in the Stock Purchase Agreement:

"Buyer represents that following the closing, Pro Music Rights, Inc. will be acquired by the Company through a merger or share exchange in consideration of 3,500,000,000 shares of common stock of the Company and voting preferred stock."

Please disclose whether voting preferred stock were part of the Share Exchange Agreement, and if not, why not.

2. We note your statement that "[t]he closing of the Share Exchange Agreement occurred on August 15, 2022, and as a result, Pro Music became a wholly-owned subsidiary of the Company. This also resulted in a change of control, as Jake P. Noch became the majority shareholder and a Director of the Company. This change of control was effectuated by the execution of the Share Exchange Agreement, which was agreed upon by the controlling shareholder of both parties to the transaction, Jake Noch." Please refer to comment 2 in our letter dated January 6, 2023, which we reissue in part here. Your disclosure in your Form 1-U dated July 22, 2022, and your disclosure elsewhere in this offering circular, indicates that Jake P. Noch acquired control of the Company and was appointed as Chairman of the Board of Directors of on July 19, 2022 and Sam Talari resigned as of the same date. Please revise to remove your disclosure that Mr. Noch became the majority shareholder and director of the company as a result of the Share Exchange, when in fact he was already the controlling shareholder and sole director and officer of the company as a result of the Stock Purchase Agreement.

You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Nick Antaki